  UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Atlas Air Worldwide Holdings, Inc.

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

049164205

(CUSIP Number)

August 6, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*            The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.  Beneficial ownership information contained herein is given as of the date listed above.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. Sixth Street Partners Management Company, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware
Number of Shares Beneficiall y Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 1,517,698 shares
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 1,517,698 shares
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,517,698 shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 5.23% (1)
12	Type of Reporting Person (See Instructions) PN

(1) Based on 29,024,886 shares of Common Stock, $0.01 Par Value (“Common Stock”) of Atlas Air Worldwide Holdings Inc. (the “Issuer”) outstanding as of July 30, 2021, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 5, 2021.

1	Names of Reporting Persons. Alan Waxman
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization. United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 1,517,698 shares
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 1,517,698 shares
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,517,698 shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 5.23% (2)
12	Type of Reporting Person (See Instructions) IN, HC

(2) Based on 29,024,886 shares of Common Stock of Issuer outstanding as of July 30, 2021, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 5, 2021.

Item 1.

(a)	Name of Issuer
Atlas Air Worldwide Holdings, Inc.
(b)	Address of Issuer’s Principal Executive Offices
2000 Westchester Avenue, Purchase, NY 10577

Item 2.

(a)	Name of Person Filing

This Schedule 13G is being filed jointly by Sixth Street Partners Management Company, L.P., a Delaware limited liability company (“Management Company”) and Alan Waxman (each a “Reporting Person” and, together, the “Reporting Persons”), pursuant to an Agreement of Joint Filing incorporated by reference herein in accordance with Rule 13d-1(k)(1) under the Act.

Management Company ultimately indirectly controls (i) Sixth Street Adjacent Opportunities GenPar, L.P., a Delaware limited partnership, which is the managing member of TAO Finance 1, LLC (“TAO Finance”), which directly holds 800,626 shares of Common Stock of the Issuer; (ii) Sixth Street Fundamental Strategies GenPar, L.P., a Delaware limited partnership, which is the managing member of Conifer Finance 1, LLC, a Delaware limited liability company (“Conifer”), which directly holds 552,001 shares of Common Stock of the Issuer; and (iii) Sixth Street Opportunities GenPar IV, L.P., a Delaware limited partnership, which is the managing member of Redwood IV Finance 1, LLC, a Delaware limited liability company (“Redwood”), which directly holds 165,071 shares of Common Stock of the Issuer (together with the shares directly held by TAO Finance and Conifer, the “Shares”). Because of Management Company’s relationship with TAO Finance, Conifer and Redwood, Management Company may be deemed to beneficially own the Shares. Management Company is managed by its general partner, whose managing member is Alan Waxman. Mr. Waxman disclaims beneficial ownership of the Shares except to the extent of their pecuniary interest therein.

(b)	Address of Principal Business Office or, if none, Residence

The principal business address of Sixth Street Partners Management Company, L.P. is c/o Sixth Street Partners, LLC, 2100 McKinney Avenue, Suite 1500, Dallas, Texas 72501.

The principal business address of Alan Waxman is c/o Sixth Street Partners, LLC, Suite 3300, 345 California Street, San Francisco, CA 94104.

(c)	Citizenship
Sixth Street Partners Management Company, L.P. is a limited partnership organized under the laws of the State of Delaware. Alan Waxman is a United States citizen.
(d)	Title of Class of Securities
Common Stock, $0.01 Par Value
(e)	CUSIP Number
049164205

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)      Amount Beneficially Owned

Sixth Street Partners Management Company, L.P. may be deemed the beneficial owner of 1,517,698 shares of Common Stock.

Alan Waxman may be deemed the beneficial owner of 1,517,698 shares of Common Stock.

(b)      Percent of Class

The information set forth in Row 11 on the cover page for each of Sixth Street Partners Management Company, L.P. and Alan Waxman is hereby incorporated by reference into this Item 4(b) for each such person.

(c)            Number of shares as to which such person has:

The information set forth in Rows 5 through 8 on the cover page for each of Sixth Street Partners Management Company, L.P. and Alan Waxman is hereby incorporated by reference into this Item 4(b) for each such person.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and not held in connection with or as a participant in any transaction having that purpose or effect, other than in connection with a nomination under §240.14a–11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:                August 13, 2021

Sixth Street Partners Management Company, L.P.

By:	/s/ David Stiepleman (3)
Name: David Stiepleman
Title: Authorized Signatory of the GP of Sixth Street Partners Management Company, L.P.
Alan Waxman

By:	/s/ Joshua Peck (3)(4)
Name: Joshua Peck
Title: Joshua Peck, on behalf of Alan Waxman

(3) Sixth Street Partners Management Company, L.P. and Alan Waxman are jointly filing this Schedule 13G pursuant to the Joint Filing Agreement dated July 21, 2021, which was previously filed with the Securities and Exchange Commission.

(4) Joshua Peck is signing on behalf of Alan Waxman pursuant to the authorization and designation letter dated July 9, 2021, which was previously filed with the Securities and Exchange Commission.